Devon Energy Corporation	405 552 4577 phone
333 West Sheridan Avenue	jeff.agosta@dvn.com
Oklahoma City, OK 73102

February 1, 2013

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Response Letter Dated January 11, 2013
File No. 001-32318

Dear Mr. Schwall:

This letter responds to the staff’s comment letter dated January 23, 2013, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2011, filed February 24, 2012 (File No. 001-32318). Devon’s responses to the staff’s comments are set forth below:

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page 66

SEC Comment

1.	We note your response to comment 2 in our letter dated December 13, 2012. Your response states that $4.3 billion of cash and short-term investments held by your foreign subsidiaries as of December 31, 2011 was deemed repatriated. However, the disclosure per page 39 of your Form 10-K states that the vast majority of your cash and short-term investments consist of proceeds from your international offshore divestitures held by certain of your foreign subsidiaries which you do not currently expect to repatriate to the United States. Please address this apparent inconsistency.

Response

In our future filings, we propose to eliminate any apparent inconsistency in our disclosure by not using the description “the vast majority” as it relates to our cash and short-term investments held by our foreign subsidiaries. To further clarify our disclosure in future filings, we propose to make other revisions to the comparable disclosures we made in our 2011 Form 10-K in the last paragraphs on pages 39 and 67 as follows:

H. Roger Schwall

United States Securities and Exchange Commission

February 1, 2013

Page 39:

At the end of 2011, we held approximately $7.1 billion of cash and short-term investments. Included in this total was $6.9 billion of cash and short-term investments held by our foreign subsidiaries. We do not currently expect to repatriate the $6.9 billion to the U.S. This expectation is based on planned investments to develop and grow our Canadian business, our current forecasts for both our U.S. and Canadian operations, currently favorable borrowing conditions in the U.S., and existing U.S. income tax laws pertaining to repatriations of foreign earnings. Therefore, with limited cash and short-term investments in the U.S., we expect to continue funding our U.S. business with a combination of our U.S.-based operating cash flow and borrowings. We do not expect near-term borrowing increases will have a material negative effect on our overall liquidity or financial condition.

If we were to repatriate a portion or all of the cash and short-term investments held by our foreign subsidiaries, we would recognize and pay current income taxes in accordance with current U.S. tax law. The payment of such additional income tax would materially decrease the amount of cash and short-term investments ultimately available to fund our business.

Page 67:

As of December 31, 2011, Devon’s unremitted foreign earnings totaled approximately $7.9 billion. Of this amount, approximately $5.4 billion was deemed to be indefinitely reinvested into the development and growth of our Canadian business. Therefore, Devon has not recognized a deferred tax liability for U.S. income taxes associated with such earnings. If such earnings were to be repatriated to the U.S., Devon may be subject to U.S. income taxes and foreign withholding taxes. However, it is not practical to estimate the amount of such additional taxes that may be payable due to the inter-relationship of the various factors involved in making such an estimate.

Devon has deemed the remaining $2.5 billion of unremitted earnings not to be indefinitely reinvested. Consequently, Devon has recognized a $936 million deferred tax liability associated with such unremitted earnings as of December 31, 2011. Although Devon has recognized this deferred tax liability, Devon does not currently expect to repatriate its foreign earnings. This expectation is based on Devon’s current forecasts for both its U.S. and Canadian operations, currently favorable borrowing conditions in the U.S., and existing U.S. income tax laws pertaining to repatriations of foreign earnings.

SEC Comment

2.	Please confirm that you will disclose the dollar amounts of cash held by your foreign subsidiaries and the amounts you do not expect to repatriate to the United States in your Exchange Act filings.

Response

As indicated in our response to comment #1, we will disclose the dollar amounts of cash held by our foreign subsidiaries, including the approximate amounts, if any, that we do not expect to repatriate to the United States.

H. Roger Schwall

United States Securities and Exchange Commission

February 1, 2013

Exhibit 99.2

SEC Comment

3.	We acknowledge the Company’s response to comments 1 and 3 in our letter dated December 13, 2012 with respect to disclosing in future filings the average sales price, net production and net reserves attributable to your bitumen reserves located in Canada in accordance with Items 1204 and 1202(a)(4) of Regulation S-K and FASB ASC paragraph 932-235-50-4. Please tell us if the reserves report includes the Jackfish proved bitumen reserves as of December 31, 2011. If the reserves report does include the proved bitumen reserves attributable to Jackfish, please consult with your engineers to obtain a revised reserves report that expands the disclosure of the pricing information to include the benchmark and weighted average realized prices used in the report for bitumen.

Response

Our December 31, 2011 reserves report does include the Jackfish proved bitumen reserves. We have obtained a revised reserves report from AJM Deloitte that reflects separate price information disclosures pertaining to bitumen. Furthermore, we will include this revised report format as an exhibit in our future filings.

* * * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey A. Agosta
Jeffrey A. Agosta
Executive Vice President and Chief Financial Officer